Exhibit 99.1

Hudson Pacific Properties, Inc.

Investor Call

December 8, 2014

Operator:

Greetings, and welcome to the Hudson Pacific Properties Acquisition of Blackstone’s Northern California Office Portfolio Conference Call. At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Kay Tidwell, Executive Vice President and General Counsel for Hudson Pacific Properties. Thank you. You may begin.

Kay Tidwell:

Good morning, everyone, and welcome to Hudson Pacific Properties conference call to discuss the EOP Northern California portfolio acquisition. With us today are the Company’s Chairman and Chief Executive Officer, Victor Coleman; Chief Financial Officer, Mark Lammas; Chief Investment Officer, Alex Vouvalides; and Senior Vice President of Leasing, Art Suazo.

Before I hand the call over to them, please note that on this call, certain information presented contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, one can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond the Company’s control that may cause actual results to differ significantly from those expressed in any forward-looking statement. All forward-looking statements reflect the Company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes. Forward-looking statements include statements about future results, projected yields, rates of return and performance, projected cash available for distribution, projected cash from any single source of investment or fee stream, projected expenses, expected and weighted average return on equity, market and industry trends, investment opportunities, business conditions and other matters, including, among other things: the ability to consummate the Company’s proposed acquisition of the EOP Northern California Portfolio. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive asset purchase agreement; (2) the inability to complete the acquisition or failure to satisfy other conditions to completion of the acquisition; (3) the inability to complete the acquisition within the expected time period or at all, including due to the failure to obtain the required Company stockholder approval or the failure to satisfy other conditions to completion of the acquisition, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; (4) risks related to disruption of management’s attention from the ongoing business operations due to the proposed acquisition; (5) the effect of the announcement of the proposed acquisition on the Company’s or the EOP Northern California Portfolio’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; (6) the size and timing of offerings or capital raises; (7) the performance of the EOP Northern California Portfolio and the Company’s real estate portfolio generally; (8) the ability to execute upon, and realize any benefits from, potential value creation opportunities through value-add transactions and tenant relationships in the future or at all; (9) the stability of long-term cash flow streams; (10) the projected net operating income of the Company’s portfolio and the EOP Northern California Portfolio, including the ability to achieve the growth, obtain the lease payments and step ups in contractual lease payments, and maintain dividend payments, at current or anticipated levels, or at all; and (11) the ability to opportunistically participate in commercial real estate refinancings or unsecured financings and to achieve an investment grade credit rating. For a further discussion of these and other factors that could cause the Company’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission, or SEC, on March 3, 2014, and other risks described in documents subsequently filed by the Company from time to time with the SEC.

In connection with the proposed transaction, Hudson expects to file a proxy statement with the SEC, which will be mailed or otherwise disseminated to Hudson stockholders when available. The Company also plans to file other relevant documents with the SEC regarding the proposed transaction. Investors are urged to read the proxy statement and other relevant documents filed with the SEC if and when they become available, because they will contain important information. A free copy of the proxy statement (if and when it becomes available) and other relevant documents filed by Hudson with the SEC can be obtained through the SEC’s website at www.sec.gov. Copies of the documents Hudson files with the SEC will also be available free of charge on the Company’s website at www.hudsonpacificproperties.com.

Hudson and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed equity issuance. Information about Hudson’s executive officers and directors is available in the Company’s definitive proxy statement filed with the SEC on March 28, 2014 in connection with its 2014 annual meeting of stockholders. Additional information regarding Hudson’s interests will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Hudson will make free copies of these documents available using the sources indicated above.

This call shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

And now, I’d like to turn the call over to Victor Coleman, Chairman and Chief Executive Officer of Hudson Pacific. Victor?

Victor Coleman:

Thanks, Kay, and thank you, everybody, for joining us on such short notice. Good morning. We are very excited to announce what we believe to be a transformational event for Hudson Pacific and our shareholders, which is the acquisition of Equity Office Properties’ San Francisco Peninsula and Silicon Valley Portfolio. With me today, as Kay mentioned, is Mark Lammas, our Chief Financial Officer; Alex Vouvalides, our Chief Investment Officer; and Art Suazo, our Senior Vice President of Leasing.

In addition to that, I’m very pleased to have Jon Gray, the Global Head of Real Estate for Blackstone, with us to discuss the transaction as well. Hopefully everyone’s had a chance to review this presentation. We posted it this morning and we’re going to use that as a guide for today’s call before we open the line for any questions.

So without further ado, turning to page 2, I’m going to highlight some of the key aspects of this transaction. As I mentioned, we’re acquiring this portfolio which is the largest portfolio of best-of-class properties in the San Francisco Peninsula and Silicon Valley markets of Northern California – 26 properties totaling 8.2 million square feet. This is a once-in-a-generation opportunity to establish a dominant presence in these markets, which include irreplaceable locations such as the Stanford Research Park in Palo Alto and Redwood Shores. We have consistently viewed this region as a target for the Company, as most of you who follow us know, and due to the prevalence of large growing companies and a highly educated workforce and high barriers to entry, we’re really excited to have an opportunity to own in this marketplace.

We’ve been patient for the right opportunity to enter this market and found the opportunity via this transaction which we’re executing on an exclusive basis, directly negotiated with Blackstone. This property offers the ideal opportunity to leverage our leasing, our repositioning and development expertise and generate outsized growth and value to our existing and future shareholders. This includes the transaction being immediately FFO accretive, which Mark’s going to cover in a minute, and this transaction is valued at $3.5 billion, consists of $1.75 billion of cash consideration and 63.5 million common shares and operating partnership units that are going to be issued to Blackstone. In taking approximately half the consideration in equity, Blackstone is demonstrating its confidence and value creation opportunity embedded in this portfolio and the track record of our Company in delivering value for shareholders, not just with respect to the EOP Northern California portfolio but to the entire portfolio—as a whole, and Jon’s going to talk about this a little later on the call.

On a pro forma basis, Hudson Pacific’s existing investors will own approximately 52% of the Company and Blackstone will own 48%. The Blackstone shares are subject to lock-up until 2016. The existing Hudson Pacific management team will continue to lead this Company. Blackstone is going to add three new Board members to a slate of 12 and we’re looking forward to the insights and industry expertise and capital relationships that Blackstone offers.

On the financing of the transaction, the EOP Northern California portfolio is being contributed unencumbered. We have a bridge commitment in place from Wells Fargo, Bank of America and Goldman Sachs to fund the entire cash component of the consideration if needed. However, we are already exploring several alternatives to fund the transaction’s cash component, including existing asset sales and/or joint ventures, new secured and unsecured financing and the potential pursuit of an investment grade rating. This transaction has been approved by our Board of Directors. It’s expected to close in the first half of next year, at the latest, and it’s subject to Hudson Pacific’s shareholder approval.

Finally on this page, Farallon Capital, our largest current shareholder with approximately 15% of our equity, has entered into a voting agreement to support this transaction.

Turning to page 3, we see that this transaction is—an excellent opportunity for us as a Company. We’ll have a dominant presence in the four key West Coast office markets, which differentiates us from most other public office REITs. Our market position in the Bay Area region provides us with access to all major leasing opportunities and scale will offer immediate operating efficiencies. This opportunity is also unique for us, in that there’s significant embedded upside that we’ll unlock and building a core operating expertise in these markets. First, the implied price of approximately $425 per foot is well below our replacement cost. There’s a strong barrier, economic barrier to entry to competitive new construction which is currently at historic lows. The existing rents in this portfolio are 15% below market, with a significant amount of near-term roll, 60% through 2017, which we view as a tremendous opportunity to increase cash flow.

In addition, this portfolio is currently just over 80% occupied, compared to average market occupancy in the 90% range. These properties historically have been 95 to 100% leased and several of the sub-markets such as Palo Alto have virtually no vacancy in today’s marketplace. We believe our leasing team and approach can successfully increase the occupancy and capitalize on mark-to-market benefits, and as shown with our existing portfolio, we’ll take an aggressive approach to leasing, working with local brokers and new and existing tenants to satisfy their long-term needs and invest appropriate capital when necessary to help push rents and drive leasing momentum. To this end, our underwriting includes capital to enhance the portfolio’s back of the house infrastructure and common areas, ensuring that these assets will remain best in class.

On a going-in cap rate, we’re at a 5.1% at 81% occupied, and we expect the portfolio to stabilize north of 7% after our initial lease-up, and this is expected to result in double-digit same-property NOI growth. The near-term internal growth opportunity in this portfolio also nicely complements our existing portfolio, which is comprised of mostly long-term leases with limited near-term roll. We also see several repositioning opportunities, which Alex is going to mention later on, where we can upgrade the underperforming products to increase value, similar to our successful approach in our existing markets such as our examples of 1455 Market Street in San Francisco and our Element LA project here in Los Angeles.

We believe the Bay Area office markets are among the best in the country. There is a large concentration of established and growing companies locally and very strong employment and demographic numbers. This has resulted in consistently favorable office market fundamentals over the past four years, and with further upside in current rents and vacancy rates, we are still well short of 2000 levels. We plan to capitalize on this momentum and take ownership of this property immediately. As mentioned, our conservatively managed balance sheet has helped us facilitate this transaction. With the additional scale, we should have long-term access and cost of capital advantages; and lastly and certainly not least, we’re privileged to have Blackstone as a future shareholder, a partner and their appointees on our Board.

With that, I’m going to turn it over to Jon for a few comments. Jon, go ahead.

Jon Gray:

Thank you, Victor. I just want to start with a couple of clarifications. The first is when you’ve read in the press, it says that this is a sale. When you look at the numbers, we have about $1.350 billion of debt on these properties, so net to us, about 80% of the proceeds we’ll be getting for our investors and our funds are in the form of stock. We really think about this as a contribution. We could have sold these assets for cash. We made a conscious choice here to sell—or to contribute the assets, as I said, to HPP, and as you’ve heard, we did not market this—these assets. There’s plenty of liquidity in the market today for high-quality office buildings in Northern California, but we had a couple of reasons why we wanted to take a major stake here in HPP.

First off, we saw really significant upside in the portfolio here. So you guys have probably heard over time we have this buy it, fix it, sell it model with our business, and what I’d say is a lot of these assets are not done with the fix it model. If you look today, the portfolio, as Victor mentioned, low 80% occupancy, the rents that are in place are 15% below market, so the embedded NOI growth in the portfolio is very significant. In addition, to that, these assets sit in the strongest market in the country. If you look at Northern California, the job growth is twice as what’s happening in the rest of the country, absorption’s similarly very positive and the supply picture is attractive, and you put that all together and you say, “This is a market where I want to continue to have an ongoing presence and stake.” Just, you know, when we look at this, this particular portfolio represents 25% of all the class A office buildings in the Peninsula and Palo Alto market, so it’s a really special collection of assets.

In addition to the portfolio, we really believe strongly in HPP, and we believe in this combination. For us, it’s a case of two plus two equals five. HPP has tremendous management, and I’ll talk about that in a moment. They’ve got great redevelopment capabilities. You’ve seen that with what they’ve done to their company over time, buying assets and creating value, and they themselves have a terrific collection of assets that we went out, as part of this process, and did extensive due diligence on in Seattle, in Los Angeles, in San Francisco, in Northern California, a great portfolio here. So the idea was when you put these things together with our assets, you create something that’s really very special, a leading West Coast office REIT. We think when you get the scale, you’ll have lower debt costs, there’ll be more liquidity in the stock over time because it’ll be a larger market cap company and you’ve got this great management team, but today, the G&A is spread against a pretty small asset base. Now you’re essentially doubling that asset base, you can spread that G&A more broadly. So we think it makes a lot of sense for the company.

As it relates to management, I would just say personally I’ve known Victor for more than 10 years, always been a big fan. He really (inaudible) and made a great call in selling Arden prior to the downturn. He got back into the business, created HPP in 2010, identified absolutely the right markets to focus on, the right kind of assets. This created a ton of shareholder value. So when we sat around and said, “Hey, look, we want to continue to play in Northern California; how do we do this?” what we did was pick up the phone and call Victor and say, “How can we work out a transaction?” and obviously, that’s different than other things we have out there today that we’re running broad-based auction. So we really believed in this Company. We believe in the upside here.

Finally, what I’d say is, as all of you know, we’ve taken a bunch of our companies public over time, certainly in the last year or so, and there’s always concern about bringing in a big stakeholder. What I would say is, if you look at the success of the companies we’ve had large stakes in, in the REIT sector in particular, I think it’s a very good track record. General Growth, which we had a large stake, performed quite well. Brixmor, same story. Outside of the REIT space with Hilton Worldwide, similar story. We’re committed to having these companies succeed, and at some point down the road, yes, we will look to monetize our stake, but when we do that, we’ll do it in a thoughtful and methodical way as we’ve been doing with our existing public company stakes.

So as you’ve heard, we’re excited about this. We think the HPP combination with the EOP Northern California assets will be very positive, and we think this Company has tremendous upside. So with that, Victor, I will turn it back to you.

Victor Coleman:

Thanks, Jon. We couldn’t be more excited as well with the relationship and look forward to consistently working together.

Back in the package here, let’s go on to page 4. This is the pro forma composition of the Company going forward. As Jon mentioned, we’re going to increase our market cap, doubling to about 3.75 billion and the enterprise value will more than double to about 6.5 billion. Our portfolio will increase to approximately 15 million square feet of high-quality best-in-class assets.

Moving over to page 5, we’ll have a leading presence in all the major West Coast office markets, so if you don’t like high-quality office property on the West Coast, you’re probably on the wrong call. This has been our focus since our IPO in 2010, and we plan to continue to opportunistically build our portfolio and presence and scale in these four core markets.

I’m going to turn the call over to Alex Vouvalides, our Chief Investment Officer, and Art Suazo, our Head of Leasing, just to walk through these markets.

Alex Vouvalides:

Thank you, Victor. Turning to page 6 provides a visual of the portfolio. A few things to note. As Victor and Jon both mentioned, the acquisition represents a generational opportunity to acquire 26 best-in-class assets in some of the premier submarkets in the Bay Area, including over 25% of the class A office market in Palo Alto and the San Francisco Peninsula. More specifically, the assets within the Stanford Research Park in Palo Alto represent 44% of the total office space in the park, one of the best performing submarkets in the entire country. The addition of this portfolio will give us critical mass and unparalleled market intelligence from downtown San Francisco to San Jose, which will be powerful in aiding our long-term leasing strategy. All of these markets have significant barriers to entry due to limited available land, land costs that generally do not support new office development and zoning restrictions on overall office supply. Upon closing, we’ll be the only public office REIT with this type of presence and critical mass throughout the region.

Turning to pages 7 and 8, the Bay Area is among the strongest in the country from an employment, demographic and real estate fundamental standpoint. The region remains the epicenter for the technology industry, which today is an extremely well-established part of the US and global economy. While venture capital investment is still concentrated in the region, the prevalence of large global companies differentiates today’s Bay Area economy from previous cycles. Several of these large companies such as Google, Oracle and Cisco are key tenants in the portfolio.

On page 8, we highlight key office metrics for the region, noting favorable trends across the board relative to peak—prior peak levels. Class A office market rents are still more than 40% below 2000 levels. Vacancy is 10% today versus 5% in 2000. New supply is down 90% relative to 2001 levels and Bay Area job growth is over two times the national average. The 150 largest Bay Area technology firms generated profits of 104 billion in 2014, up 22% from 2012. These companies have over 500 billion in cash on the balance sheet and a combined market cap of $2 trillion.

I’ll now turn it over to Art to discuss the tenant profile and rollover schedule for the portfolio on the next few pages.

Art Suazo:

Thank you, Alex. First, I can’t stress enough how extremely excited we all are to begin the process of bringing our leasing approach of integrating our internal leasing teams with the top submarket leasing brokers in order to capitalize leasing activity for this irreplaceable portfolio.

As we now look at page 9, we illustrate the EOP Northern California portfolio’s established and diverse tenant base. As you can see, the top 10 tenants only account for 27% of currently leased square footage and include many global bellwether companies. It is important to note that while technology-related firms are a key part of the tenancy, other sectors are also well represented – Wal-Mart, Weil Gotshal, Bosch and Virgin America as prominent examples, in addition to blue chip technology tenants such as Google, Qualcomm, Oracle and Cisco. On a combined basis, we will continue to be a leader in high growth creative industry tenants where we have been at the forefront in creating and providing next generation workspace solutions.

Turning to page 10, we show the lease expiration profile for the acquired portfolio. With in-place rents approximately 15% below market and expiring rents at 23% below market in 2015 and 21% below market in 2016, and 60% of lease square footage rolling in the next three years, we have a tremendous opportunity to enhance cash flow. Combined with existing vacancy, the lease-up and mark-to-market opportunity should provide outside NOI growth in the coming years. Note that we have also only assumed modest rental rate growth in our underwriting, and so we are confident that we can deliver as planned and hopefully have even more favorable results. Additionally, we have budgeted an appropriate amount of capital to facilitate all leasing.

On page 11, we outline our strategic plan for aggressive lease up of the EOP Northern California Portfolio assets. Hudson’s existing portfolio in Los Angeles, San Francisco and Seattle contains many leasing success stories and we are confident our operating strategy will allow us to uniquely capitalize on below market occupancy and rents. In order to do this, we will afford our leasing team the autonomy to creatively structure and quickly execute deals, enhance communications with existing tenants across our portfolio to identify leads, strategically invest capital to increase marketability and drive rents, collaborate with and leverage third party brokerage relationships and implement an aggressive marketing strategy for assets targeted for lease up. To implement this strategy, we have already begun the process of integrating into the current flow of leasing activity in anticipation of working with existing EOP leasing professionals towards a seamless transition on both renewal and new leasing negotiations.

Alex Vouvalides:

Thanks, Art. In addition to our leasing strategy, an important part of our investment thesis is to leverage our repositioning, development and operational expertise to help create long-term value like we have done in our other markets, including San Francisco. Although the portfolio is comprised of best-in-class assets, our business plan contemplates investing capital where necessary to maintain or elevate the perception of the properties in the marketplace. Our approach will be methodical and targeted and we’ll invest capital where we believe we will get the highest return on our investment from a leasing perspective. In some cases, the planned capital improvements are minor and cosmetic in nature, and in select other cases, we are contemplating more extensive repositioning.

Lastly, the portfolio includes 40 acres of developable land that can support over 1.1 million square feet of office development that would be ideal for build-to-suit or campus-style projects. We are very excited about the long-term prospects for these sites and the development potential is just one more opportunity for long-term value creation within the portfolio.

With that, I’ll turn it over to Mark Lammas.

Mark Lammas:

Thank you, Alex. In addition to the opportunity to enhance our capabilities through the integration of current EOP professionals, our own talented management team, supported by a deep bench of executives, as summarized on page 12, has already begun working on integration planning and implementation. We plan to retain and work closely with selected EOP staff to ensure a seamless transition of ownership. This is obviously a large transaction but we have experience entering new markets and integrating asset portfolios like we did in Seattle and we see our entry into the San Francisco Peninsula and Silicon Valley region as an extension of our existing California and West Coast infrastructure and expertise. We will be able to absorb the EOP portfolio efficiently, with only a modest increase in G&A expenses, resulting in a significant improvement to G&A expense ratios.

Turning to page 13, as noted, the transaction consideration consists of $1.75 billion cash and approximately 63.5 million HPP common shares and OP units issued to Blackstone. We have a fully committed $1.75 billion bridge facility to fund the cash consideration, if necessary. However, we are pursuing sources of cash and permanent financing that we will work to have in place at closing, including the sale or joint venture of existing Hudson assets, unsecured debt and/or mortgage debt alternatives. We will also be approaching the rating agencies to discuss a potential investment grade rating, as the addition of $3.5 billion of unencumbered assets through this transaction should be viewed favorably for that process. As we get further along in our financing process, we will provide additional details to investors.

On page 14, we show our pro forma capitalization. Our equity market cap will increase to over $3.7 billion based on Friday’s closing price, and our enterprise value will be just over 6.4 billion. Assuming we fund the cash portion of the transaction and estimated transaction expenses entirely with debt, our leverage will increase to approximately 39.7% net debt to enterprise value, with net debt to enterprise value expected to be even lower to the extent alternative sources such as joint venture or sales proceeds fund the cash portion. Once the EOP portfolio achieves initial stabilization, we estimate that pro forma net debt to estimated forward EBITDA ratio will approach seven times and continue improving. Note, however, that these metrics are assuming we generate no new sources of cash funding. As a company, we are committed to prudent balance sheet management, and we look to reduce leverage, both pre and post closing, and have the flexibility to do so as part of the purchase agreement. Pro forma for the transaction, we also have sufficient capital available to execute our existing business plan and the capital required to execute on the leasing and repositioning of the EOP Northern California portfolio.

With respect to FFO, we expect the transaction to be accretive from the outset, even— with even stronger results as we execute on the lease-up and positive mark-to-market rents in the EOP Northern California portfolio. This is the case, even disregarding the impact of higher leverage and before the positive impact of straight lining and FAS 141 accounting adjustments on below market rents, which we expect to result in higher initial GAAP revenue not yet reflected in the underwriting for this transaction. As for AFFO, we expect some initial dilution in the first year, which reflects the anticipated leasing capital to bring the EOP Northern California portfolio’s occupancy up from the current 81% level. Upon initial stabilization, the AFFO impact will become accretive, with results expected to improve as below market leases expire as significant discounts to projected market rents.

We are still finalizing 314 audits and pro forma analysis, so we are limited in how specific we can be on guidance at this stage, but we expect to have more disclosure when our proxy statement is filed in the coming weeks. In addition, as many of you know, we normally provide full year 2015 guidance in connection with our next earnings results, which you can expect will include the potential impact of this transaction. In terms of NAV impact, with the benefits of improving share price levels over recent months, the equity consideration component of this transaction reflects an underlying net asset value that is within a reasonable range of NAV estimates.

Finally, we intend to maintain our current dividend of $0.125 per quarter, though we note that the enhanced cash flow from our existing portfolio in 2015 and as a result of this transaction may allow us to revisit our dividend policy with the Board of Directors during the next year.

Victor Coleman:

Thanks, Mark. Before I open it up for questions, I just want to reiterate that I am extremely excited to have this transformational opportunity for our Company. I really believe that this is truly a chance of a lifetime for us to buy a portfolio for a best-in-class office assets on the West Coast. Rarely opportunities like this come up. Our focus since we started as a public company in 2010 is to be a leading office owner in the West Coast in the best marketplaces, and I think we’ve achieved that. We believe this transaction is a natural extension of that strategy and will leverage our expertise and experience in all of our markets in San Francisco, Los Angeles and Seattle and apply that to the Peninsula and to the Silicon Valley markets. We plan to maintain our core principles as a company and capabilities (inaudible) serve us well. Those include aggressive leasing, repositioning of assets, efficient operations conservative and flexible balance sheets and steady earnings growth going forward. This transaction is consistent with all those principles and we’re confident that we’re going to be able to significantly increase value for our shareholders.

Finally, I want to say we’re also welcoming Blackstone into our Company and the relationship we’ve built through this transaction process, and knowing Jon and the others for over a decade gives me great confidence in their future role as a shareholder and as Board members.

That concludes our prepared remarks. I know some of you have reached out for conversations offline with Mark and our IR team, so those of you who have not, please feel free. Operator, open up to any questions.

Operator:

Thank you. We will now be conducting a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Thank you. Our first question comes from the line of George Auerbach with Credit Suisse. Please proceed with your question.

George Auerbach:

Great, thanks, everybody. Victor, I guess the low-hanging fruit here, or the value-added for you is the occupancy upside in Northern California. I guess a couple of questions. First, can you help us think about where it is on a submarket basis? Is it more the airport, is it more in Palo Alto, et cetera? Just trying to think about the feasibility of leasing up that space. Two, how do you guys think about a stabilized occupancy level for this portfolio? Three, how is your strategy going to change from that of Blackstone? You know, we know the team out there, they’re very good. I guess, what will you do to change the occupancy rate in that portfolio?

Victor Coleman:

Sure. Thanks, George. Listen, first and foremost, the Blackstone team is an excellent team and we anticipate bringing several of those people on board. We’ve already mulled through the team, and we want to make sure that we get the majority of them on board going forward as part of the Hudson family. Recognizing that their investment (inaudible) strategy has slightly been different than ours, you know, we plan to deploy capital in these assets on various different levels to reposition them and really integrate our in-house leasing team with the outside leasing team, and we’re confident that we’re going to be able to achieve that, and you’re right. It is low-hanging fruit and it is spread across the board. Surprisingly enough, the occupancy levels in Palo Alto are across the board, other than the Peninsula areas, are the second lowest occupancy levels, so we think that there’s a great opportunity there for us to sort of capitalize on it.

I think the highest level of occupancy is both the airport area and the Redwood Shores area, and we think that there’s some room in those markets for us to capitalize on some of the leasing, but for the most part, Palo Alta, the Peninsula and the Silicon Valley areas are the three main areas of growth from our standpoint, and we’ve taken a look at this portfolio since we started negotiations and conversations in October. Our team has been actively involved with the Blackstone team and they’ve worked in concert. I’m confident that a stabilization of this portfolio has got a nine in front of it. I think fairly imminently in the first six to 12 months we can push this occupancy to mid to high 80s without much concern about market conditions, and as I said in our prepared remarks, and Art mentioned it as well, I mean we’re talking 15% below market right now, and so as a result, I think those numbers are conservative in process going forward and we think we can capitalize on that.

Repositioning these assets is what we do best. I think our combined team with the existing Blackstone team is really—and the EOP team is really a great model going forward, and I’m real confident that we’re going to get it done.

George Auerbach:

No, that’s helpful. I guess just a follow-up on that question.

Victor Coleman:

Sure.

George Auerbach:

If you can, can you give us a magnitude of the amount of capital that you’re looking to spend? Not really redevelopment or expansion; more just to sort of bring the assets up to what you think the current market expects or wants, and that you’re able to drive rents, sort of how much capital we should be thinking about going forward?

Victor Coleman:

So on TIs, and I think—I’m going off of memory here, but I think on TIs and cap ex, it’s like $53 million. Is that about right, Mark?

Mark Lammas:

That’s TIs, yes.

Victor Coleman:

Yes, and then another $16 million commissions, I think is the number, and then on the cap ex, there’s about 17 million on top of that. That’s what we’ve allocated across the board for our ’15 budget, so about $85 million in total.

George Auerbach:

Okay. I guess just the last question for me, as I think about the AFFO impact and understanding ’15 there’s a lot of charges and a lot of sort of incremental cap ex, as you kind of think about year two, year three, what’s the magnitude of AFFO growth that we should be thinking about that this portfolio adds to your run rate?

Mark Lammas:

It’s a little early, George, and again, into that, we haven’t, you know, run the GAAP numbers yet, but I think, just first of all directionally, after the first year, little bit more than a year, once we’ve committed the capital and we’ve gotten close to a stabilized occupancy level, we will see, you know, we think, pretty substantial AFFO accretion. It think it is safe to expect it to be in the double-digit sort of percentage range starting by year two.

George Auerbach:

That’s great. Thanks, guys.

Victor Coleman:

Thank you.

Operator:

Our next question comes from the line of Craig Mailman with KeyBanc. Please proceed with your question.

Jordan Sadler:

Thanks, guys. It’s Jordan Sadler here with Craig. First one, on the sort of macro side of things, for you, Victor, and maybe Jon, if he’s still available for questions here, the technology sector not necessarily our bailiwick, and I guess I’m curious; you know, one of you is reducing exposure somewhat here relative to the portfolio and the other is doubling down, so to speak, and I guess I’m old enough to remember in this business previous transactions and trades of this portfolio or relevant to this portfolio, and I’m just curious how you guys are thinking about sort of the timing of this transaction and sort of the strength of the market and maybe where we are in the cycle?

Victor Coleman:

So I’ll jump in, and Jon will as well, but let me sort of take the first part and then comment on the second. I think you’re looking at—in terms of the Bay Area highlights, 21st largest economy in the world; the tech sector, largest component in the S&P 500. Tech firms today are capitalized better than they’ve ever been. In 2013, top 150 Bay Area tech firms generated over 104 billion in profits. I think the definition of tech has changed and we’ve spent time, Craig and Jordan, on this, you know, telling you, when people talk about dot com or technology (inaudible), the great example that I keep telling people are, you know, one of our tenants is Uber and they—yes, just because it’s on your phone doesn’t mean they’re a tech company. They’re a transportation company. I think the derivation of that has really increased dramatically. I think if you look at the average NASDAQ P/E ratios, they’re approximately 95% lower right now than they were in 2001. Venture capital firms continue to accelerate, currently receiving 40% of the funding are also in the Bay Area.

All your statistics are extremely strong. I do think that these companies here in this portfolio are diverse. It’s not just tech. You know, if you look at the tenant mix here, we’re talking less than 40% of it’s tech; media, entertainment, financial services, business services, legal, retail, insurance, other make up the group of tenants. I mean, you’re not just talking tech tenants. I mean, we’ve got, you know, Weil Gotshal, Wal-Mart, Virgin America; you do have Oracle, you do have Qualcomm, you do have Google, you do have Cisco. So I think the definition of the type of tenant mix here and the growth is extremely competitive, compelling, and I just—I think that we look at this as a growth opportunity versus your second part of your question, which is exiting, I’ll let Jon jump into this. You know, I think he mentioned it fairly clearly; they’re not exiting. They’re contributing and they’re growing with us. I think they see the benefits.

Jordan Sadler:

I heard that. I guess I was—I would think reducing exposure is kind of—relative to yesterday’s exposure.

Victor Coleman:

I think if you want to look at their cap stack structure, yes, they’re getting rid of debt. They are maintaining equity, and they are reducing exposure from an overhead standpoint because I think they’re entrusting in the combined team here to grow this value add portfolio going forward, and so that would be accurate. Jon, you want to jump in on that?

Jon Gray:

Sure, Victor. So, Jordan, what I’d w say is, first, as Victor was describing, and you remarked on as well, we’re really, as I said, contributing. I mean, if you look at the net cash we’re getting—or, you know, it represents I think less than 20% after debt pay down and closing costs, so what we’ve really done is essentially transfer our economics from owning this portfolio ourselves to now owning 48% of the combined company, so—and the reason we did this, I mean this—as I mentioned earlier, it was a proactive choice. We could have sold the assets. So if we wanted to de-emphasize exposure to this market or we didn’t feel like there was upside, it would have been easy to engage (inaudible) and run an auction process and sell the assets. We chose consciously to not do that, so that would be the first part.

The second comment I’d make, because there has been concern in the past, particularly with deals done in 1999 and 2000, you know, is this the top of the market? I would just point out, I think in the early 2000s, new supply deliveries in this market, when you looked in office and R&D is the way we look at it combined, was 12% of the market, I think, in 2001. This year, that number is, I think, 90% lower, and I think it may even be below 1% delivery. So I think we’re in a very different part of the cycle, plus, as Victor pointed out, there is really robust economic growth happening in that region on a broad basis, in tech, in medical devices, in all sorts of things. So we think that’s likely to continue. We think the supply picture’s very supportive of that. We obviously commented on these assets, and that was the basic reason we said, “Look, we have a choice here. What do we want to do?” You know what? We want to find a way to continue to play what we think’s significant upside. That’s why we took the big stake here.

Jordan Sadler:

Okay, and can you comment? Was this one phone call and done?

Jon Gray:

Nothing’s one phone call and done. You know, as you can imagine, Victor and his team and his Board, very focused on looking out for shareholder value, and not only the economic terms of the deal but also the way the deal would be structured, there were a lot of things to talk about here. The good news is both parties pretty quickly saw that this made a lot of sense, bringing these two sets of assets together under HPP’s leadership. So there was a lot of back and forth and I’m sure it’ll come out in the proxy and so forth – this always happens – but everybody saw that it made a lot of strategic sense but there were things to obviously negotiate.

Craig Mailman:

Hey, guys it’s Craig Mailman here. I just want to touch on the potential permanent financing options you have here, and you touched on a bunch of different options with joint venture and asset sales and secured and unsecured debt. I guess I want to zero in on the asset sale plans and potential. Would that be more along the lines of the legacy HPP assets, or is there a section of what you guys are buying that, you know, you earmarked for sale?

Victor Coleman:

Yes, Craig, we—right, we were not alluding to sales as it relates to the EOP portfolio per se. You know, we’ve been on record earlier talking about JV opportunities and potential non-core, non-strategic asset sales within our existing portfolio, and that’s what we were referring to as we talked about JVs and sales on the prepared remarks.

Craig Mailman:

Okay, and you—can you just give us an update on the 1455 market kind of JV there? Does potentially a full building sale there enter your mind given kind of the slow (ph) of your buying, and can you just talk about your ability to 1031 that?

Victor Coleman:

So, Craig, as you know, I mean listen, we’re still in process working through the transaction and nothing’s changed in terms of our game plan on 1455. It’s not a consideration for us to sell the whole asset. We’re looking at the same partial JV and if that comes to fruition, we would use those proceeds as a 1031 exchange.

Craig Mailman:

Great. Thank you, guys.

Victor Coleman:

Thanks, Craig.

Jon Gray:

Thanks, Jordan.

Operator:

Our next question comes from the line of Vance Edelson with Morgan Stanley. Please proceed with your question.

Suma (ph):

Hi, this is Suma (ph) (inaudible) in for Vance. Sorry, he couldn’t make it. But a really quick question. Jon had discussed spreading the G&A more broadly, so can you tell us, Victor, about the additional staffing requirements, and if there is a likely impact of G&A? In other words, given that the square footage is more than doubling, does that mean the headcount also needs to more than double, and how much of the new operational folks are going to be brought in from Blackstone? Is that fair, close to 100% or what’s the range there?

Victor Coleman:

So thanks for the question. So listen, in terms of the asset level people, the preponderance of the increase in headcount will be that level. It will be property level people. We’re working through the staffing now on that basis, but the preponderance is going to be that level. In terms of the corporate G&A side, there will be minimal increase as we look at increasing the G&A. So as was mentioned by Jon and Mark in the prepared remarks, it looks like the G&A numbers are going to be cut substantially on the corporate level. We’re still working through the final headcount. Obviously, our staff has not yet spent time with the Blackstone EOP team on an individual basis, but they’re imminently going to do that this week and we’ll have a better idea of what that had headcount’s going to look like.

Suma:

Okay, thank you so much, and if I could ask a second question?

Victor Coleman:

Sure.

Suma:

You mentioned the long-term potential for development properties being acquired, some of which—I think there’s one that one of your appendices shows, and is it Google headquarters or Google sort of campus in Redwood Shores? Any idea or feeling as to how soon this could happen? Is it a next two or three year thing, or is it something even longer, and what would you need to see in the marketplace to move forward?

Victor Coleman:

So we’ve got about 40 acres coming along with this transaction. I don’t know—right now, I don’t think we’ve accounted for any future development on that in the near term. It will be more of a mid to long-term evaluation. We’re excited to have the opportunity, and we’re excited to have the presence (inaudible) the build, but in terms of any specific tenant or any specific transaction, that’s not on the horizon regarding this deal. I think we’ve allocated the value of the land on an extremely conservative basis, well below what market land values are going today, so we’re comfortable with the ability for us to build if the timing was right and the opportunities were there.

Suma:

Thank you so much.

Victor Coleman:

Thank you.

Operator:

Our next question comes from the line of Rich Anderson with Mizuho. Please proceed with your question.

Rich Anderson:

Hey, thanks, good morning. Congratulations.

Victor Coleman:

Thanks, Rich.

Rich Anderson:

So a question on proposition 13, is there anything about the deal structure being 50% equity that circumvents or addresses what your property tax impact might be for proposition 13?

Victor Coleman:

So, Rich, we’d assume a—we’ve assumed that we reassess the assets across the board, so prop 13 does not come into play here. This is—our numbers are currently allocated on that basis, which is the most conservative level.

Rich Anderson:

Okay, proposition 13 doesn’t come into play because the…

Victor Coleman:

(Inaudible) does come into play.

Rich Anderson:

It does.

Victor Coleman:

A full assessment.

Rich Anderson:

Okay, a full assessment, okay. I misheard you. But is there anything about the way the deal is structured, being 50% equity that impacts your proposition 13 exposure?

Victor Coleman:

No, not at all.

Rich Anderson:

Okay.

Mark Lammas:

But just to clarify, we’ve assumed it on the acquisition on the EOP assets, but we don’t believe our—the proposed structure would trigger it on our existing portfolio.

Victor Coleman:

Correct.

Rich Anderson:

Okay, okay. In terms of asset sales, are any of those contemplated in this portfolio, and if so, is there any tax protection issue that maybe, you know, limit that?

Mark Lammas:

At this time, we’ve not evaluated any asset sales in the current EOP portfolio as part of our execution in this transaction.

Rich Anderson:

All right. Is there any tax protection associated with the EOP units?

Mark Lammas:

Not at all.

Rich Anderson:

Okay. Back to the permanent financing, now at 40% leverage pro forma for the deal up from 27, is there any contemplation of you using even more equity to finance the cash side?

Victor Coleman:

So as Mark walked through the numbers, it’s sub-40% right now. Worst case scenario, if we used 100% financing without any transactional sales on the existing HPP portfolio or any 1031 exchange contributions down the roads. So the worst case scenario would be the cash component contribution would be 50% for the deal, which would get us to sub-40%. At that time, I think what we’ve contemplated are several options that Mark has evaluated and is looking at right now on behalf of the team. We’re confident that those valuations will get us to a point of getting that number substantially lower than that, so our objective is to look at all the alternatives on the debt side, and we’re just going to get into that right now. The backstop is, as Mark mentioned, we’ve negotiated and been successful with Wells Fargo, with Golden Sachs and BofA supporting a bridge loan. We’re very happy about the terms and conditions on that and very grateful that they stepped up in a very quick timeframe to cover the downside of the transaction.

Rich Anderson:

Okay. On the 7% in two years—or in excess of 7% on the return, what does that assume in terms of occupancy? Is it halfway through that, you know, thousand basis points upside, or is it something more or less than that?

Victor Coleman:

So as I mentioned earlier, I mean listen, there is some low-hanging fruit here. We’re talking about sort of mid-80s sort of range on the interim and then re—it’s not necessarily just the complete occupancy, but it’s a roll of some of the existing tenants and mark-to-market on that. I think we’re conservative in that process. I think it’s, you know, somewhere around high 80s, low 90s to get us to that number, and we’re conservative, as I said, on the rent growth, we’re conservative on the mark-to-markets and that, you know, in terms of the occupancy levels, I think we’re comfortable on that level. Mark also mentioned, just from a GAAP standpoint, he’s not done a straight line yet on the portfolio, so we’ve not seen the contribution on that yet.

Rich Anderson:

Okay, last question. Is the only difference in strategy cap ex here? I mean, the portfolio’s 80% occupied, 1,000 basis points below market. I mean, what does that say about these assets? I know class A, but is there anything else that you’re inheriting here? I mean, you spent enough money, you’re certainly going to get a portfolio occupied. It’s just a matter of how much you spend. So how would you describe the—you mentioned—you alluded to it a little bit earlier, but how would you describe the change in strategy? Is that more than cap ex, or is that pretty much it?

Victor Coleman:

I think—listen, I think historically, these assets have been consistently above 90—more like 92 to 95%, so it’s more than just 1,000 basis points GAAP. I think we’ve got a more aggressive strategy, as I said. The team that has been in place today has executed on a good level. I think we can execute with them our ability to integrate the internal and external leasing management team and really do what we do best. It’s not just spending capital. I think the combination of the brokerage teams that we’re going to be putting on board, our existing team and presence in Northern California sort of captures our ability to get all (inaudible) at all transactions. I do think that strategy is going to be something a little different and just repositioning those assets. It’s not just, hey, put money into this deal and you are going to lease it up, because quite frankly, I do think the opportunities for the team of—the combined team of Hudson and the EOP people that we’re going to bring on board to grow this portfolio to what we believe is to be more of a normalized static portfolio. It’s not brick and mortar problems; it’s just the execution. These assets are best of quality.

Rich Anderson:

Is it just the great recession that brought the occupancy down, or is there anything else that happened?

Victor Coleman:

Not—I don’t know. Historically, I think, listen, the current tenant mix right now is spectacular. I think it’s going to only increase. I do think that the expansion of the existing tenants has been solid, and I know there’s a lot of opportunity for existing tenants who want to move in this portfolio. I don’t know the past structure here in 2007, ’08 and ’09 that got them there, but I think there was obviously some inherent market issues and not property issues, as I said.

Rich Anderson:

Sorry, last question. The portfolio got below 80% and it’s on its way up, or how far did it go?

Victor Coleman:

I don’t know the bottom point of the portfolio, but I think it was probably somewhere in the, you know, what I think is like the 70—you know, mid-70 range.

Jon Gray:

Hey, Victor, it’s Jon. I would just add that we had a couple of large move-outs, most notably Sony and Metro Center, and that really impacted this. In fact, this portfolio was higher occupied, so I think it’s a bit of a low ebb, the portfolio got impacted by that. I would also add, we, given our view on Northern California, have probably been a little more patient in terms of leasing, waiting for the rents to move. The markets, I think, moved a good way, so as Victor’s comment, I don’t think there’s anything structurally wrong with these assets. You can see them physically, where they’re located. I think lease-up here with the right execution, as Victor said, should be quite achievable.

Rich Anderson:

Great. Thank you.

Victor Coleman:

Thanks.

Operator:

Thank you. Due to time constraints, our final question will come from the line of Matt Werner with Chilton Capital. Please proceed with your question.

Matt Werner:

Hey, guys, a couple of quick questions. Are there any limits on renegotiating the deal depending on changes in share price?

Victor Coleman:

No, not at all. It’s a six-year account.

Matt Werner:

Okay, and was this 100% of the Blackstone EOP North California portfolio, or was—you were able to kind of pick and choose?

Victor Coleman:

No, I mean Jon can get into that. There was one asset that they had that is being sold right now in the—down in the Peninsula and in San Jose, and I believe, Jon, you have one other asset in San Francisco. Is that accurate? Or two assets.

Jon Gray:

Yes, we did not—it was not—we had a couple of assets in Marin and then some one-off office buildings in San Francisco we bought, but everything we owned in the Peninsula and Silicon Valley was sold here. There was no cherry picking.

Matt Werner:

Got it. Last question, what percent of NOI is on ground lease?

Victor Coleman:

Do you guys have that number? Give us a sec. I think it’s about

Mark Lammas:

It’s approximately a third, a little less than a third.

Victor Coleman:

Twenty-five percent.

Matt Werner:

All right. Thank you, guys.

Victor Coleman:

Thanks so much. Well, to summarize, as I said earlier, really excited about the opportunity. We’re really engaged with the EOP Blackstone team to get this transaction completed, hopefully by the end of the first quarter after a shareholder vote. Appreciate the support, appreciate the engagement and the fact that you jumped on the call early given that it was such short notice. With that, I will say if you want to reach out for any further questions or comments, please feel free to call our IR PR team or Mark Lammas directly. Thanks so much.

Operator:

Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation and have a wonderful day.